UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

22nd Century Group, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
90137F103
(CUSIP Number)
Henry Sicignano III 4750 Spaulding Drive Clarence, NY 14031 (716) 270-1523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90137F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Henry Sicignano III
2.	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,634,927
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,634,927
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned 3,634,927 by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.16% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) The percentage calculation: (i) is based on 26,759,646 shares of common stock of 22nd Century Group, Inc. (the “Company”) that were issued and outstanding as of January 25, 2011 following the consummation of the transactions described herein, as disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 1, 2011; and (ii) assumes the exercise of warrants, issued to Henry Sicignano III and to Henry Sicignano III Group, LLC (“HS III Group”) (of which Mr. Sicignano is the Manager), in connection with the transactions described herein, for the purchase of 869,977 shares of common stock (the maximum number of shares issuable thereunder).  As described in Item 5 hereof, upon consummation of the transactions described herein: (i) Mr. Sicignano was issued (a) 222,603 shares of common stock, and (b) a warrant exercisable for the purchase of up to 69,564 shares of common stock; and (ii) HS III Group was issued (a) 2,542,347 shares of common stock, (b) a warrant exercisable for the purchase of up to 784,600 shares of common stock, and (c) a warrant exercisable for the purchase of up to 15,813 shares of common stock.

CUSIP No. 050091206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Henry Sicignano III Group, LLC IRS ID No.: 27-2345325
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,342,760
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,342,760
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned 3,342,760 by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.12% (2)
14.	Type of Reporting Person (See Instructions) OO

(2) The percentage calculation: (i) is based on 26,759,646 shares of common stock of the Company that were issued and outstanding as of January 25, 2011 following the consummation of the transactions described herein, as disclosed by the Company in its Current Report on Form 8-K filed with the SEC on February 1, 2011; and (ii) assumes the exercise of warrants, issued to HS III Group in connection with the transactions described herein, for the purchase of 800,413 shares of common stock (the maximum number of shares issuable thereunder).  Upon consummation of the transactions described herein: (i) HS III Group was issued (a) 2,542,347 shares of common stock, (b) a warrant exercisable for the purchase of up to 784,600 shares of common stock, and (c) a warrant exercisable for the purchase of up to 15,813 shares of common stock.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of 22nd Century Group, Inc., a Nevada corporation.  The principal executive offices of the Company are located at 8201 Main Street, Suite 6, Williamsville, New York 14221.

Item 2.	Identity and Background

	(a)	Name:
This Statement on Schedule 13D (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Henry Sicignano III Group, LLC, a New York limited liability company; and (ii) Mr. Sicignano, by virtue of Mr. Sicignano being the Manager of Henry Sicignano III Group, LLC. Henry Sicignano III Group, LLC and Mr. Sicignano are sometimes collectively referred to herein as the “Reporting Persons.” Attached as Exhibit 5 hereto, which is incorporated herein by reference, is an agreement between Henry Sicignano III Group, LLC and Mr. Sicignano that provides that this Statement is filed on behalf of each of them.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

	(b)	Business address for each of the Reporting Persons:
4750 Spaulding Drive Clarence, NY 14031

	(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Sicignano currently serves as President and Secretary of the Company. In addition, Mr. Sicignano is the Manager of Henry Sicignano III Group, LLC.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other  disposition of the case:

No (for each of the Reporting Persons).

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No (for each of the Reporting Persons).

	(f)	Citizenship (applicable to Mr. Sicignano only): USA
Place of Organization (applicable to Henry Sicignano III Group, LLC only): New York

Item 3.                      Source and Amount of Funds or Other Consideration

On January 25, 2011, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with 22nd Century Limited, LLC, a privately-held Delaware limited liability company (“22nd Century Limited”), and 22nd Century Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Acquisition Sub”).  Also, on January 25, 2011, the Company consummated the merger transaction contemplated under the Merger Agreement (the “Merger”), pursuant to which Acquisition Sub was merged with and into 22nd Century Limited, and 22nd Century Limited, as the surviving entity, became a wholly-owned subsidiary of the Company.

22nd Century Limited previously issued warrants to certain of its members (the “Prior Member Warrants”), which Prior Member Warrants were exercisable for the purchase of a certain number of limited liability company membership interest units of 22nd Century Limited (“Units”), at an exercise price of Three Dollars ($3.00) per Unit.  In addition, prior to consummation of the Merger, 22nd Century Limited completed a private placement offering (the “Private Placement Offering”) of 5,434,446 securities (the “PPO Securities”), at the purchase price of One Dollar ($1.00) per PPO Security.  Each  PPO Security consisted of: (i) one (1) Unit; and (ii) a five-year warrant exercisable for the purchase of one half of one (1/2) Unit, at an exercise price of One Dollar And 50 Cents ($1.50) per whole Unit (a “Prior PPO Warrant”).

In accordance with the terms of the Merger Agreement, upon the consummation of the Merger by the Company, each member of 22nd Century Limited, including each of Mr. Sicignano and HS III Group, received one (1) share of Common Stock in exchange for each issued and outstanding Unit of 22nd Century Limited held by the member immediately prior to the consummation of the Merger.  In addition, upon consummation of the Merger, each member of 22nd Century Limited who held a Prior Member Warrant, including each of Mr. Sicignano  and HS III Group, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of Three Dollars ($3.00) per share (a “Conversion Warrant”), in exchange for the member’s Prior Member Warrant.  Finally, upon consummation of the Merger, each investor who participated in the Private Placement Offering, including HS III Group, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of One Dollar And 50 Cents ($1.50) per share (a “New PPO Warrant”), in exchange for the investor’s Prior PPO Warrant.

The Merger Agreement, form of Conversion Warrant and form of New PPO Warrant are incorporated by reference to Exhibits 2.1, 10.4 and 10.5, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Item 4.                      Purpose of Transaction

Each of the Reporting Persons acquired the securities described herein as a result of the Merger.

In addition, as a condition to the consummation of the Merger, the Company and Mr. Sicignano entered into an employment agreement, dated January 25, 2011 (the “Sicignano Employment Agreement”), pursuant to which Mr. Sicignano serves as the President and Secretary of the Company.

Other than as stated above, Mr. Sicignano currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Sicignano reserves the right to develop such plans).

Item 5.                      Interest in Securities of the Issuer

(a)  As of January 25, 2011, the Company had 26,759,646 shares of Common Stock issued and outstanding.  As of such date, following the consummation of the Merger, Mr. Sicignano was (due (i) to shares and warrant issued to him in his individual capacity and (ii) his status as the Manager of HS III Group) the beneficial owner of 3,634,927 shares of the Company’s Common Stock, or 13.16% of the class.  The shares of Common Stock beneficially owned by Mr. Sicignano consist of: (i) (a) 222,603 shares of Common Stock issued directly to Mr. Sicignano by the Company, and (b) a Conversion Warrant which is exercisable for the purchase of up to 69,564 shares of Common Stock; and (ii) (a) 2,542,347 shares issued to HS III Group by the Company, (b) a Conversion Warrant which is exercisable for the purchase of up to 784,600 shares of Common Stock, and (c) a New PPO Warrant which is exercisable for the purchase of up to 15,813 shares of Common Stock.

(b)  HS III Group has the sole power to vote or to direct the vote of 3,342,760 shares of Common Stock, and the sole power to dispose of or to direct the disposition of 3,342,760 shares of Common Stock.

Mr. Sicignano, in his individual capacity and in his capacity as Manager of HS Group III, has the sole power to vote or to direct the vote of an aggregate of 3,634,927 of Common Stock (consisting of the shares of Common Stock held directly by Mr. Sicignano and the shares of Common Stock held by HS III Group), and the sole power to dispose of or to direct the disposition of 3,634,927 shares of Common Stock.

(c) Neither Mr. Sicignano nor HS III Group has effected any transaction in the Company’s Common Stock during the past 60 days.

(d)  No person other than Mr. Sicignano or HS III Group has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 3,634,927 shares of Common Stock beneficially owned.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 25, 2011, Mr. Sicignano and the Company entered into the Sicignano Employment Agreement, pursuant to which Mr. Sicignano provides services to the Company as its President and Secretary.  The Sicignano Employent Agreement is incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Item 7.                      Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.
Agreement and Plan of Merger and Reorganization, dated January 25, 2011, by and among the Company, 22nd Century Limited and Acquisition Sub.  This agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

2.
Employment Agreement, dated January 25, 2011, by and between the Company and Henry Sicignano III.  This agreement is incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

3.
Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to members of 22nd Century Limited that were members prior to the consummation of the Private Placement Offering.  This form of warrant is incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

4.
Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to investors in the Private Placement Offering.  This form of warrant is incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

5.	Agreement of Joint Filing, dated February 4, 2011, between Henry Sicignano III Group, LLC and Henry Sicignano III.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2011	/s/ Henry Sicignano III
Henry Sicignano III Henry Sicignano III Group, LLC By: /s/ Henry Sicignano III Name: Henry Sicignano III Title: Manager

EXHIBIT 5

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT (this “Agreement”) is made and entered into effective as of February 4, 2011, by and between Henry Sicignano III Group, LLC, a New York limited liability company, and Henry Sicignano III.

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Schedule 13D Statement (“Statement”) need to be filed whenever two (2) or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities; provided that said persons agree in writing that such statement if filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Each of Henry Sicignano III Group, LLC and Henry Sicignano III hereby agree, in accordance with Rule 13d-1(k) under the Act of file one Statement (and one of any future Statements) relating to their ownership of the Common Stock, par value $0.0001 per share, of 22ND CENTURY GROUP, INC., a Nevada corporation, and does hereby further agree that said Statement(s) be filed on behalf of each of Henry Sicignano III Group, LLC and Henry Sicignano III.  Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of 22ND CENTURY GROUP, INC.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Henry Sicignano III
Henry Sicignano III Henry Sicignano III Group, LLC By: /s/ Henry Sicignano III Name: Henry Sicignano III Title: Manager